Exhibit 99.2
E-mail from John Donahoe
Proposed Stock Option Exchange Program
To All Employees,
We have been exploring ways to address employee stock option grants that are deeply “underwater,” meaning the exercise price is significantly higher than our current share price. Today, I’m pleased to announce that we are asking stockholders to approve a one-time, voluntary exchange program that would allow you to exchange, at set ratios, certain underwater options for restricted stock units, or RSUs.
Option exchanges are governed by SEC and NASDAQ regulations. Details of the proposed exchange program are outlined in our preliminary proxy statement, which can be found at [link]. Stockholders will vote on amending our equity incentive plans to permit the exchange program at our annual stockholders’ meeting on April 29. Following receipt of the required stockholder approval, we will have up to a year to execute the program. We do not yet know when we would begin the exchange.
Until stockholders approve the amendments necessary to permit the program and we set a date and begin the exchange, there’s nothing you need to do. However, you can click here [link] to find some basic information you may want to know. I’ll update you again following our annual stockholders’ meeting on April 29.
Sincerely,
John
The option exchange described in this letter has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposal to be voted on by eBay’s stockholders with respect to the amendment of certain eBay equity incentive plans to permit the option exchange discussed in this letter, eBay has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. eBay stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the plan amendments, because they will contain important information about the proposal to be voted on by stockholders referenced in this letter.
eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.